January 14, 2015

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:          Papa John’s International, Inc.
Form 10-K for Fiscal Year Ended December 29, 2013
Filed February 25, 2014
File No. 000-21660

Dear Mr. Shenk:

We are writing in response to your letter dated December 16, 2014, commenting on the above-referenced Form 10-K.  For your convenience, we have repeated each of the staff’s comments below together with the subheadings used in your letter. Each comment is followed by our response to that comment.

Form 10-K for Fiscal Year Ended December 29, 2013

Item 1A. Risk Factors, page 10
Our Dependence on a Sole Supplier, page 12

Comment:

1.
We note that you “are dependent on sole suppliers for [y]our cheese and flour products, and internationally [you] are dependent on a sole supplier for substantially all [y]our cheese.”  We also note from page 12 that historically cheese has represented 35% to 40% of your food cost.  Please identify any sole suppliers upon which you are dependent for material food ingredients or explain why you believe the identity of the supplier is not material to an understanding of the risk.

Response:

We currently purchase cheese from a single supplier domestically (and substantially all cheese internationally). That supplier is Leprino Foods Dairy Products Company (“Leprino”), which is one of the major suppliers of cheese in the United States. Leprino also supplies several of our large pizza industry competitors. Under our current arrangement with this supplier, the supplier maintains multiple contingent sites in case of disruption at the primary facility servicing Papa John’s. If this supplier failed to supply our cheese under the requirements of the contract, including through use of the contingent sites, we would need to secure other sources of supply, which could be time consuming or costly, as described in the risk factors.  We do not believe naming our cheese supplier is useful disclosure to investors since the supplier is a privately held company with no publicly available financial information available for review by investors.  We will identify the supplier in our next Form 10-K filing by reference to its characteristics as “one of the major pizza category suppliers of cheese in the United States.” We believe that this is more useful disclosure for investors than simply identifying the supplier’s name in the risk factor.

We currently purchase flour under a single supplier contract, but have contracted for a secondary flour supplier domestically beginning in the second quarter of 2015.  We will revise our risk factors in our next Form 10-K to delete the reference to the sole source supplier with respect to flour.

Note 2: Significant Accounting Policies, page 57

Comment:

2.
We note that you offer various incentive programs for domestic franchises including development incentives, marketing fund incentives, and support initiatives.  Please tell us and disclose your accounting policy for each of these types of incentives pursuant to ASC 605-50, including the statement of income line item each type of incentive is included.  Also, we note the table of other general expenses on page 33 in MD&A includes franchise and development incentives and initiatives provided to domestic franchisees for opening restaurants.  Tell us the nature of items recognized in this category of other general expenses and your basis for accounting for them as such.

Response:

As noted, we provide various incentive programs for domestic franchisees.  In 2013, these incentive programs included development incentives, marketing fund incentives, and support initiatives.  These incentives and our accounting policy for each are further described below. Most of these incentive programs are reported as reductions in the applicable revenue category.

(i)
Development incentives:  Our domestic development incentive programs for the opening of new restaurants have four components:  franchise fee waivers, franchise royalty waivers for a period of time, and food purchase discounts (all of which are accounted for as reductions to revenue pursuant to ASC 605-50), and the use of Company equipment (which is accounted for as an expense pursuant to ASC 605-50).

●
Franchise fee waivers:  The initial franchise fee is waived if the unit opens on time in accordance with the agreed upon development schedule.  “Franchise and development fees” in our Consolidated Statements of Income are reduced to reflect these waivers in the period in which the store opens.

●
Franchise royalty waivers:  Franchise royalties are waived or reduced for the first 18 to 60 months depending on the program and the timing of the unit opening.  “Franchise royalties” in our Consolidated Statements of Income are reduced to reflect these waivers or reductions in the period in which they apply.

●
Food purchase discounts:  A food purchase discount is provided by our wholly-owned distribution subsidiary, PJ Food Service, Inc., for units that open at least 30 days prior to the scheduled opening date. “Commissary sales” revenues in our Consolidated Statements of Income are reduced to reflect the discount on these food purchases, which typically occurs shortly after the unit opens.

●	Company equipment: An opening incentive of the use of Company-owned restaurant equipment is provided, depending on the program and the timing of the unit opening, among other factors. Under the provisions of this incentive, the franchisee is required to enter into an agreement for the equipment, the term of which is generally two to three years. This agreement requires no payments and allows the franchisee to purchase the equipment for $50 at the end of the agreement. We maintain title to the equipment during the term of the agreement and if the franchisee closes the new restaurant before the end of the term the equipment must be returned to us. The equipment cost is amortized over the period that the free use of the equipment is provided to the franchisee, which is the term of the agreement. To determine proper classification of this incentive, we considered ASC 650-50. ASC 650-50-45-3 provides that “if the consideration consists of a free product or service…the cost of the consideration shall be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor’s income statement.” As such, the amortization of the equipment is included in “Other general expenses” in our Consolidated Statements of Income, as noted on page 33 in MD&A.

(ii)
Marketing fund incentives:  Domestic franchisees could earn up to a 45 basis point royalty rebate (against our standard 5% royalty rate) by meeting certain sales growth targets.  “Franchise royalties” in our Consolidated Statements of Income are reduced to reflect these incentives in the period earned.

(iii)
Support initiatives:  We offer additional discretionary support initiatives to our domestic franchisees.  These include targeted royalty relief and local marketing support to assist certain identified franchisees or markets, as well as discounted direct mail campaigns.

●
Targeted royalty relief and local marketing support:  “Franchise royalties” in our Consolidated Statements of Income are reduced to reflect the royalty relief and local marketing support in the period incurred.

●
Discounted direct mail advertising campaigns:  These programs are offered to franchisees from Preferred Marketing Solutions, our wholly-owned print and promotions subsidiary.  “Other sales” revenues in our Consolidated Statements of Income are reduced to reflect the discounts on these direct mail campaigns.

In future filings we will provide detail regarding our accounting policy for each of these types of incentives within our Significant Accounting Policies footnote, similar to the disclosure below.  For your convenience, we have underlined the new or revised disclosure in response to the staff’s comment.

Form 10-K for Fiscal Year Ended December 29, 2013

(i)
Retail sales from Company-owned restaurants and franchise royalties, which are based on a percentage of franchise restaurant sales, are recognized as revenues when the products are delivered to or carried out by customers.  Franchise fees are recognized when a franchised restaurant begins operations, at which time we have performed our obligations related to such fees. Fees received pursuant to development agreements which grant the right to develop franchised restaurants in future periods in specific geographic areas are deferred and recognized on a pro rata basis as franchised restaurants subject to the development agreements begin operations.

The Company offers various incentive programs for franchisees including royalty incentives, new restaurant opening (i.e. development incentives) and other various support initiatives.  Royalties, franchise and development fees and commissary sales are reduced to reflect any incentives earned or granted under these programs that are in the form of discounts.  Direct mail advertising discounts are also periodically offered.  Other sales are reduced to reflect these advertising discounts.  Other development incentives for opening restaurants are offered in the form of the free use of Company equipment.  This equipment is amortized over the term of the agreement, which is generally 2 to 3 years, and is recognized in other general expenses in our consolidated statements of income.

******

As requested in your letter dated December 16, 2014, we confirm the following:

●	Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above responses.  Please direct any further comments or requests for additional information to my attention at 502-261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial
Officer, Chief Administrative Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:           Craig Marshall, Ernst & Young LLP
Alan Dye, Hogan Lovells US LLP
John Beckman, Hogan Lovells US LLP
Clara Passafiume, Papa John’s International, Inc.
Keeta Fox, Papa John’s International, Inc.